UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RF Industries, Ltd.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

749552  10  5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749552 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Walrus Partners, L.L.C. 41-1863369

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 310,344

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 310,344

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,344

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.54%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer The name of the issuer is RF Industries, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Issuer is: 7610 Miramar Road Building 6000 San Diego, California 92126-4202

Item 2.
	(a)	Name of Person Filing This statement is being filed by Walrus Partners, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence The principal address of the Reporting Person is: 8014 Olson Memorial, #232 Golden Valley, MN 55427
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock, $.01 par value
	(e)	CUSIP Number 749552 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 310,344
(b) Percent of class: 9.54% based upon 3,252,613 shares of the Issuer outstanding as of January 3, 2007 as reported in its Annual Report on Form 10-KSB for the fiscal year ended October 31, 2006.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 310,344
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 310,344
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Walrus Partners, L.L.C. (“Walrus”) is an investment adviser registered with the State of Minnesota and as such, it may be deemed to possess sole voting and dispositive power over the securities of the Issuer described in this Schedule 13G held by its investment advisory clients.  However, all securities reported in this schedule are owned by Walrus’ clients.  Not more than 5% of the common stock of the Issuer is beneficially owned by any one client whom Walrus advises.  Walrus disclaims beneficial ownership of any securities held by its investment advisory clients.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007	WALRUS PARTNERS, L.L.C.

	By:	R. Russell Last
	Its:	President